UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                              Annual Report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 for the fiscal year ended December 31, 2006

OR

☐                                 Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number  0-22844

Laureate Education, Inc.

Laureate Education, Inc. 401(k) Retirement Savings Plan

(Exact name of registrant as specified in its charter)

Maryland	52-1492296
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1001 Fleet Street, Baltimore, Maryland	21202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:     (410) 843-6100

Laureate Education, Inc. 401(k) Retirement Savings Plan

Table of Contents

Page Number

Reports of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	3
Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005	4
Notes to Financial Statements	5

Supplemental Schedule: *
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) as of December 31, 2006	10

Consent of Independent Registered Public Accounting Firm

* Other schedules included in Section 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are omitted because they are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Laureate Education, Inc. 401(k) Retirement Savings Plan

Baltimore, Maryland

We have audited the accompanying statement of net assets available for benefits of Laureate Education, Inc. 401(k) Retirement Savings Plan as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Laureate Education, Inc. 401(k) Retirement Savings Plan as of December 31, 2006 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental information included in the schedule of assets held for investment purposes at end of year December 31, 2006 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management.  The information in the schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Margolis & Company P.C.

Certified Public Accountants

Bala Cynwyd, PA

June 8, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Laureate Education, Inc.
401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Laureate Education, Inc. 401(k) Retirement Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with United States generally accepted accounting principles.

/s/ Reznick Group

Baltimore, MD

June 20, 2006

Laureate Education, Inc. 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits

	DECEMBER 31,
	2006	2005
Assets:
Investments	$28,672,999	$25,475,543

Receivables:
Employer’s contribution	800,681	475,262
Participants’ contributions	104,991	78,113
Total receivables	905,672	553,375

Net assets available for benefits	$29,578,671	$26,028,918

The accompanying notes are an integral part of the financial statements.

Laureate Education, Inc. 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Years ended December 31, 2006 and 2005

	DECEMBER 31,
	2006	2005
Additions to net assets attributed to:

Investment Income:
Interest	$10,678	$7,148
Dividends	1,035,085	629,428

Net realized and unrealized appreciation in fair value of investments	537,048	1,781,548
Total Investment Income	1,582,811	2,418,124

Contributions:
Employee salary deferral	3,519,763	2,662,817
Employer	804,327	501,421
Employee rollover	232,769	236,048
Total contributions	4,556,859	3,400,286

Total additions	6,139,670	5,818,410

Deductions from net assets attributed to:

Participant withdrawals	(2,590,626)	(3,433,336)

Net increase prior to plan transfer	3,549,044	2,385,074

Net transfer from other plans	709	60,475

Net increase	3,549,753	2,445,549

Net assets available for benefits at beginning of year	26,028,918	23,583,369

Net assets available for benefits at end of year	$29,578,671	$26,028,918

The accompanying notes are an integral part of the financial statements.

Laureate Education, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
For the years ended December 31, 2006 and 2005

1.    Plan Description

The following description of the Laureate Education, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies of this summary are available from Laureate Education, Inc.’s (the Company or Plan sponsor) Human Resources Department.

General

The Plan is a defined contribution plan covering substantially all employees of the Company who have completed one month of service. Participants must complete one year of service and work at least 800 hours in the plan year in order to be eligible for employer matching and discretionary contributions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All investment programs are fully participant-directed. At December 31, 2006, the Plan offers 13 investment options into which participants may direct their investments. Participants have the opportunity to change their investment options daily.

Effective July 1, 2005, the Plan was amended to reflect its new name, Laureate Education, Inc. 401(k) Retirement Savings Plan. Also effective July 1, 2005, the Company has replaced Putnam Fiduciary Trust Company with American Funds Retirement Resources to provide recordkeeping and administrative services to the Plan. Capital Bank and Trust Company, an affiliate of American Funds, will be the Plan’s successor trustee.

Contributions

Participants may contribute any percentage of their pretax annual compensation, not to exceed net take home pay, as defined and subject to certain annual limitations imposed by the Internal Revenue Code. In addition, employees may rollover distributions received from other plans. The Company makes a discretionary matching contribution in shares of Laureate Education, Inc. common stock and/or cash equal to a percentage of the amount of the compensation that the participant elected to contribute, up to a maximum of 6% of the participant’s compensation. The method of matching contributions is determined from year to year. For plan year 2005 it was made in half cash and half stock. For plan year 2006 it was made all in cash. The matching contribution percentages for both 2006 and 2005 were 50% of the first 6% of the compensation contributed. Additional discretionary contributions may be made at the option of the Company. There were no additional discretionary contributions made by the Company in 2006 and 2005.

Participant Accounts

Each participant account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution, (b) Plan earnings, and (c) forfeitures of additional Company discretionary contributions related to terminated participants’ nonvested accounts, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Laureate Education, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
For the years ended December 31, 2006 and 2005

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Company’s discretionary matching contributions plus earnings thereon is based on years of continuous service at a rate of 33-1/3% per year, including the first year of service. A participant is 100% vested after three years of service. Former Participants of the Walden University, Inc. Money Purchase Pension Plan will be subject to the following vesting schedule on assets transferred into this Plan from the Walden University, Inc. Money Purchase Pension Plan: 20% after 2 Years of Service, 40% after 3 Years of Service; 60% after 4 Years of Service; 80% after 5 Years of Service and 100% after 6 Years of Service.

Forfeitures

Forfeitures are used to reduce the Company’s contribution payment made to the plan in the subsequent year. Participants forfeited approximately $46,000 and $26,000 of their unvested account balances during the years ended December 31 2006 and 2005, respectively.

Participant Loans

Participants may borrow from their account balances a minimum of $1,000, up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Principal and interest are repaid ratably through payroll deductions over loan terms, which generally do not exceed five years.

Payment of Benefits

Participants may withdraw voluntary after tax contributions, qualified rollovers, and transfers into the plan, and earnings thereon, at any time. Pre-tax deferrals, vested employer matching contributions, and vested employer discretionary contributions, if any, may be withdrawn upon attaining age 59 ½ or employment termination. All types of employee contributions may be withdrawn in a lump sum payment upon termination of employment. Hardship withdrawals are allowed but are limited to certain types of contributions, as defined.

Funding policy

The Company generally remits employee deferral contributions to the Plan on a weekly basis.

Parties in Interest

Employees have the option to invest their deferrals in the Laureate Education, Inc. common stock.

Certain Plan investments are shares of mutual funds managed by American Funds. American Funds is the trustee as defined by the Plan.  These transactions qualify as exempt party-in-interest transactions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Laureate Education, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
For the years ended December 31, 2006 and 2005

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Laureate Education, Inc. common stock is valued at the closing price on the last business day of the plan year. The units of the collective trust and shares of the mutual funds are valued at fair value as determined by American Funds Retirement Resources and quoted market prices, respectively. Participant loans are carried at their unpaid principal balance, which approximates fair value.

Realized gains or losses on the sale of investments are computed as the difference between the proceeds received and the cost of investments held. The change in the difference between cost and fair value, including realized gains and losses, is included in the statement of changes in net assets available for benefits as net appreciation or depreciation in the fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administration Expenses

All costs and expenses incurred in connection with the administration of the Plan are paid by the Company.

Laureate Education, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
For the years ended December 31, 2006 and 2005

3.    Investments

During 2006 and 2005, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $537,048 and $1,781,548 respectively as follows:

	2006	2005
Fair value as determined by quoted market price:
Laureate Education, Inc. common stock	$(525,007)	$601,186
Mutual funds	1,062,055	1,180,362
	$537,048	$1,781,548

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31		% of Total
American Funds	2006	2005	2006	2005
Laureate Education, Inc. common stock	$6,258,189	$6,730,870	21.8%	26.4%
American Funds Wash Mutual	3,003,944	2,540,600	10.5%	10.0%
Calamos Growth Fund	1,670,656	1,481,624	5.8%	5.8%
Federated Kaufmann A Shares	3,183,733	2,791,561	11.1%	11.0%
Legg Mason Value Trust	3,536,460	3,174,345	12.3%	12.5%
American Funds Capital World Growth & Income	2,067,161	1,647,987	7.2%	6.5%
American Funds EuroPacific Fund	1,590,449	777,552	5.5%	3.1%
American Funds Bond Fund	1,285,576	1,346,237	4.5%	5.3%
Invesco Stable Value Fund	2,676,411	2,615,764	9.3%	10.3%
	$25,272,579	$23,106,540	88.0%	90.9%

4.    Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan was amended, effective March 28, 2005, to comply with the automatic rollover provisions set forth in Section 401(a) (31) (B) of the Internal Revenue Code. The Plan administrator will complete all compliance procedures, including discrimination testing, in accordance with statutory deadlines. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Laureate Education, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
For the years ended December 31, 2006 and 2005

5.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.    Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$29,578,671	$26,028,918
Less contributions receivable	(905,672)	(553,375)
Net assets available for benefits per the Form 5500	$28,672,999	$25,475,543

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2006 and 2005 respectively:

	2006	2005
Contributions per the financial statements	$4,556,859	$3,400,286
Add contributions receivable at beginning of year	553,375	408,142
Less contributions receivable at end of year	(905,672)	(553,375)
Contributions per the Form 5500	$4,204,562	$3,255,053

The financial statements are prepared on the accrual basis of accounting whereas the Form 5500 is prepared on the cash basis.

Supplemental Schedule

Laureate Education, Inc. 401(k) Retirement Savings Plan

EIN 52-1492296  Plan # 333
Schedule H, Line 4i—Schedule of Assets (Held At End of Year)
December 31, 2006

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value

	Common Stock
*	Laureate Education, Inc	Common stock		$6,258,189

	Collective Trust:
*	American Funds	Invesco Stable Value Fund		2,676,411

	Mutual Funds:
	American Funds	Federated Kaufmann A Shares		3,183,733
	American Funds	Legg Mason Value Trust		3,536,460
*	American Funds	American Funds Wash Mutual		3,003,944
*	American Funds	American Funds Capital World Growth and Income		2,067,161
*	American Funds	American Fund American Balanced		686,899
*	American Funds	American Funds Bond Fund		1,285,576
*	American Funds	American Funds Inter Bond Fund		179,878
*	American Funds	American Funds Growth Fund		1,306,837
	American Funds	Royce Total Return Consultant Class		1,018,667
	American Funds	American Funds EuroPacific Growth Fund		1,590,449
	American Funds	Calamos Growth Fund		1,670,656
*	Participant loans	5.00% - 9.25% annual interest rates		208,139
Total investments				$28,672,999

*                    Party-in-interest.

**             Historical cost has been omitted, as all investments are participant-directed.

EXHIBIT INDEX

23.01	Consent of Margolis & Company, independent auditors
23.02	Consent of Reznick Group, independent auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Company by the undersigned thereunto duly authorized.

Laureate Education, Inc.

Date: June 29, 2007	/s/ Rosemarie Mecca
Rosemarie Mecca
Executive Vice President and Chief Financial Officer